

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

Via E-mail
Mr. Michael Uffman
Chief Financial Officer
Red Mountain Resources, Inc.
2515 McKinney Avenue, Suite 900
Dallas, TX 75201

> **Re:** **Red Mountain Resources, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2013**
> **Filed September 13, 2013**
> **File No. 0-54444**

Dear Mr. Uffman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2013

Properties, page 46

Summary of Oil and Natural Gas Reserves, page 50

1. On page 50, for prices used in your proved reserve estimates, you state "the natural gas price of $5.08 per MMBtu(sic) is adjusted for high Btu energy content, transportation fees and a regional price differential." It appears the natural gas price should be $5.08/MCF. Please correct this here and elsewhere if appropriate.

2. We note that the average of the 12 first day of the month natural gas sales prices (i.e., $5.08/MCFG) is $1.68/MCFG higher than your average historical gas sales price (i.e., $3.40/MCFG as disclosed on page 53). Given that the prices are both averages – the

historical figures are production volume weighted while the first day of the month figures are not – please explain to us the reason(s) for the difference between these prices.

3.   On page 51, you state "During fiscal 2013, we added estimated proved reserves of 2.5 MMBoe through our acquisitions, including the acquisition of Cross Border…" and "During fiscal 2013, we added estimated proved undeveloped reserves of 1.0 MMBoe through the acquisition of Cross Border." In their annual report on Form 10-K, Cross Border disclosed total proved reserves and proved undeveloped reserves of 1,554 MBOE and 527 MBOE, respectively, for the fiscal year ended December 31, 2012. With applicable figures and reasonable detail, please explain the reasons for these differences.

Summary of Oil and Natural Gas Properties and Projects, page 53

4.   We note that your operations are primarily located in the Permian Basin and onshore Gulf Coast of Texas. Item 1204(a) of Regulation S-K specifies that the disclosure of historical production shall be made by geographical area and for each country and field that contains 15% or more of the registrant's total proved reserves expressed on an oil-equivalent-barrels basis unless prohibited by the country in which the reserves are located. Please expand your disclosure here to include such fields' production history or tell us why this type of disclosure is not required.

Developed and Undeveloped Acreage, page 54

5.   We note the disclosure of significant undeveloped acreage expiry over the next three years. Please tell us about the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If applicable, address the approach you will employ to forestall the expiry of such acreage.

Exhibit 99.1

6.   Please file a third party report that complies with the requirements of Item 1202(a)(8) of Regulation S-K: (i) The purpose for which the report was prepared and for whom it was prepared; (ii) The date on which the report was completed; (iv) The data and procedures used, including the percentage of the registrant's total reserves reviewed in connection with the preparation of the report, and; (x) The signature of the third party. Include the third party's responsible person's technical qualifications as required by Item 1202(a)(7) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey at (202) 551-3704 if you have questions regarding engineering comments or me at (202) 551-3311 if you have any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief